May 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street NE

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski
Mr. John Dana Brown

Re:	Truth Social Bitcoin & Ethereum ETF, B.T. Request to Withdraw Registration Statement on Form S-1 Filed June 16, 2025 File No. 333-288064

Dear Ms. Bednarowski and Mr. Brown:

Truth Social Bitcoin & Ethereum ETF, B.T. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-288064), initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Joseph A. Hall or Daniel P. Gibbons of Davis Polk & Wardwell LLP at (212) 450-4565 or (212) 450-3222, respectively.

Very truly yours,

/s/ Troy Rillo
Troy Rillo
Manager and Chief Executive Officer
Yorkville America Digital, LLC, as the sponsor of Truth Social Bitcoin & Ethereum ETF, B.T.

cc:	Joseph A. Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP